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SEC FILE NUMBER
8-40919

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Benedetto, Gartland & Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 Madison Avenue, 4th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul A. Rahn	917-863-1694	par@bgg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Farkouh, Furman & Faccio, LLP
(Name – if individual, state last, first, and middle name)

460 Park Avenue, 12th Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Paul A. Rahn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Benedetto, Gartland & Company, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature] 2-24-2022
Notary Public

EBONY HURDLE
Notary Public, State of New York
Registration #01HU6165247
Qualified In Westchester County
Commission Expires May 7, 2023

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FARKOUH
FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Benedetto, Gartland & Company, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Benedetto, Gartland & Company, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Benedetto, Gartland & Company, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Benedetto, Gartland & Company, Inc.'s management. Our responsibility is to express an opinion on Benedetto, Gartland & Company, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Benedetto, Gartland & Company Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farkouh, Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Benedetto, Gartland & Company, Inc.'s auditor since 2005.

New York, New York
February 24, 2022

460 Park Avenue, New York, NY 10022 T. 212.245.5900 F. 212.586.3240 fffcpas.com

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2021

ASSETS

Cash and Cash Equivalents	$	625,525
Prepaid Expenses		51,246
Machinery and Equipment, Net of Accumulated Depreciation of $33,301		3,216
Other Receivables		78,052
Total Assets	$	758,039

LIABILITIES

Accounts Payable	$	3,238
Accrued Expenses		28,985
Total Liabilities	$	32,223

STOCKHOLDER'S EQUITY

Common Stock, $.01 par value, 200 shares authorized, 100 shares issued and outstanding	$	1
Additional Paid-In Capital		3,484,622
(Deficit)		(2,758,807)
Total Stockholder's Equity		725,816
Total Liabilities and Stockholder's Equity	$	758,039

The notes to statement of financial condition
are made a part hereof.

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2021

ORGANIZATION AND NATURE OF BUSINESS:

Benedetto, Gartland & Company, Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a "broker/dealer" pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency. The principal business of the Company is to render investment banking services.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

FEES RECEIVABLE - Fees receivable are recorded at their estimated net realizable value, net of an allowance for doubtful accounts. The Company's estimate of the allowance for doubtful accounts is based upon historical experience, its evaluation of the status of receivables, and unusual circumstances, if any. Fees considered uncollectible are charged against the allowance.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES - The Company is an "S" corporation for federal and state income tax purposes. Accordingly, the Company is not subject to federal and state income taxes as the net income or (loss) of the Company flows through to its shareholder. The Company is, however, subject to income taxes in New York City.

Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2021.

(continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

REVENUE RECOGNITION - The Company accounts for revenue under the provisions of FASB ASC 606, "Revenue from Contracts with Customers." Under the standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company earns advisory fees through advising clients on equity and debt financings, financial restructurings, and mergers and acquisitions (individually a "Transaction"). The fees charged by the Firm for these services are typically success-based fees based on the amount of a financing or value of an acquired asset. Revenues are recognized when the client obtains the control and benefit of a Transaction as the Company believes that this is the appropriate point in time to recognize revenue for a Transaction as there are no significant actions which the Company needs to take subsequent to this time and the client obtains the control and benefit of the Transaction at that point. The Company does not disclose information about remaining performance obligations pertaining to contracts with variable consideration allocated entirely to a wholly unsatisfied performance obligation. These contracts pertain to performance obligations of advisory services for Transactions and successful results of litigation, have no set durations and where the variable consideration is based on the dollar amount of the Transaction or litigation.

CASH AND CASH EQUIVALENTS - The Company maintains all of its cash balances in a checking and savings account at a major international bank. The Company did not maintain cash in any other investment account in 2021. During the course of the year ended December 31, 2021, the bank balances were in excess of the FDIC insurance limit.

MACHINERY AND EQUIPMENT – Machinery and equipment are stated at their cost and are depreciated using the straight-line method over five years.

RISKS AND UNCERTAINTIES:

In March 2020 the World Health Organization declared the outbreak of the novel coronavirus Covid-19 a global pandemic. The Company is actively monitoring this outbreak and its impact on operations. The circumstances surrounding the pandemic create uncertainty in expectations for future revenue. The Company believes that current assets and prospective revenue will allow for continued operations.

(continued)

NOTE PAYABLE:

In response to the coronavirus (COVID-19) outbreak in 2020, the U.S. Federal Government enacted the Coronavirus Aid, Relief, and Economic Security Act that, among other economic stimulus measures, established the Paycheck Protection Program (PPP) to provide small business loans. In April 2020, the Company obtained a PPP loan ("PPP Loan I") for $55,665, and in March 2021, the Company obtained a second PPP loan ("PPP Loan II") for $55,405. PPP Loan I was presented as a Note Payable on the Company's Statement of Financial Condition for 2020. The Company believes it used all of the proceeds from the note for qualifying expenses. The Company applied for forgiveness of the full amount of each loan and received such forgiveness in May 2021 for PPP Loan I and in November 2021 for PPP Loan II. No interest expense was incurred on the outstanding principal balance of either loan. The Company recognized the gain on the forgiveness of these loans as revenue.

CONCENTRATION OF RISK OF CUSTOMERS:

The Company's investment banking activities are typically conducted with counterparties which may include domestic or international corporations. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit-worthiness of its counterparties. During the year ended December 31, 2021, the Company earned an advisory fee from one client. At December 31, 2021, there were no receivables due from any counterparty.

NET CAPITAL REQUIREMENTS:

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2021, the Company had net capital of $591,042, which is above the minimum net capital requirement of $5,000 by $586,042, and the Company's ratio of aggregate indebtedness to net capital was 0.055 to 1. The Company made contributions to Additional Paid-In Capital during the year ended December 31, 2021 of $490,000.

LITIGATION SUPPORT BUSINESS:

As part of its investment banking activities, the Company has significant experience in complex litigation and has provided litigation support on behalf of numerous clients in a wide range of matters. As of December 31, 2020, the Company was actively engaged in litigation support activities. Intrinsic to the Company's investment banking business is a practice of heavily weighting its revenues toward contingent "success fees". The Company frequently absorbs its expenses as part of its investment banking engagements and has extended this practice to its litigation support activities. The financial terms of its litigation support activities are consistent with the Company's general practices. The Company sought to expand its activities in litigation support on a contingency fee basis, including accepting financial responsibility for litigation costs, such as legal expenses, in exchange for a significant share of any recovery from judgements or

(continued)

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2021

LITIGATION SUPPORT BUSINESS (continued):

settlements. In April 2021, the pending litigation went to trial and was decided against BGC's client. As a result of this adverse outcome and the significant legal costs incurred by BGC, BGC has concluded that at-risk litigation support would require significant scale to achieve portfolio-effect risk mitigation. BGC is not prepared to commit such resources and has determined to exit the at-risk litigation support business. BGC negotiated a revision to its engagement agreement with the client that eliminates any future cash expenses. The President of the Company is the father of the complainant in the active litigation support as of December 31, 2021.

OTHER RECEIVABLE:

In October 2021 the Company purchased for $50,000 a fifty percent share of the residual interest in an Estate that the beneficiary believed was in its best interest to avoid future expenditures and to avoid any additional wait period on the distribution of the Estate. In November 2021 the Company purchased for $26,000 certain reimbursements receivable by the Executor of the Estate totaling $28,660. The President of the Company is the Executor of the Estate. These items, totaling $76,000, are reported as other receivables on the statement of financial condition.

CONTINGENCY:

The Company has indemnified its President for certain liabilities related to the President's service on the board of directors of a company that the Company previously assisted in its purchase by a client. In a final judgment, the CEO of the company was awarded approximately $2 million in three separate awards, of which two the President has joint and several liability. Of these two, one has been fully satisfied by one of the other joint and several judgement debtors. The Company's liability for the underlying judgements (as opposed to legal fees) is contingent on the Company having sufficient cash resources to fund two years of operations after payment. Future payments or payments over time would be limited to 25% of net revenue payable quarterly over four quarters subsequent to receipt of the revenue. The Company's liability for the underlying judgements is also contingent on full legal resolution of the judgments either through settlement among the parties, satisfaction in full of the remaining judgment by the President or other judgement debtor or through other means. The Company's contingent costs cannot be estimated at this time. Included in professional fees on the statement of operations are legal fees totaling $40,532 related to this matter and $39,469 is included in prepaid expenses on the statement of financial condition.

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2021, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 24, 2022, which is the date on which the financial statements were available to be issued.